Eric I Cohen
Senior Vice President, Secretary
and General Counsel
Telephone: (203) 222-5950
Facsimile: (203) 227-6237
E-mail: eric.cohen@terex.com

August 4, 2009

Ms. Cecilia Blye

Chief, Office of Global Security Risk

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-3628

Re:

Terex Corporation Form 10-K for the Fiscal Year Ended December 31, 2008 Filed February 27, 2009, File No. 1-10702 (the “Form 10-K”); July 21, 2009 Request for Supplemental Information Pertaining to Terex’s Letter of July 17, 2009

Dear Ms. Blye:

This is in response to your July 21, 2009 request for supplemental information pertaining to Terex Corporation’s letter dated July 17, 2009. Your requests and comments are reproduced below in italics and immediately followed by our response.

SEC REQUEST OR COMMENT NO. 1:

We note your response to comment 2 of our letter dated June 25, 2009. You discuss qualitative materiality in terms of the legality of your activities in countries identified as state sponsors of terrorism. However, the investor sentiment referenced in our comment does not turn on the legality of contacts with those countries. Please expand your discussion to address materiality in light of the referenced investor sentiment notwithstanding the legality of your contacts with Iran, Sudan and Syria.

Terex Corporation (“Terex” or the “Company”) is and has been sensitive to the concerns of investors regarding companies with operations involving Iran, Sudan or Syria. Terex foreign subsidiaries have only entered into a relatively small number of transactions with customers in those countries. In fact, sales by Terex foreign subsidiaries into those countries account for less than 0.3% of Terex’s consolidated revenues.

Cecilia Blye

Securities and Exchange Commission

August 4, 2009

Over the past ten years, Terex management is aware of only two instances where the Company received a request from an investor for information concerning the Company’s operations relating to those countries. In each instance, Terex provided the investor with the information requested and received no follow-up inquiries. In addition, Terex has also provided information on the Company’s operations relating to Iran, Sudan and Syria to Institutional Shareholder Services (since merged with RiskMetrics Group) for inclusion in the Terex profile that it makes available to its primarily institutional investor customer base. No adverse recommendations from RiskMetrics or other inquiries from institutional investors have resulted from the publication of this information. As evidenced by the lack of previous investor inquiries received on this topic, and the responses to them, Terex has not experienced any adverse investor reaction about its foreign subsidiaries’ limited sales into Iran, Sudan or Syria.

The Company is aware that certain states, municipalities, universities or other investors have proposed or adopted divestment or other initiatives regarding investment in companies that do business with customers in Iran, Sudan or Syria. Those that are investors in Terex, however, have neither threatened divestment nor approached the Company about severing its operations in those three countries.

Based on the foregoing, Terex believes that the relatively insignificant level of sales by its foreign subsidiaries into Iran, Sudan or Syria has not generally been regarded by investors as qualitatively or quantitatively material to making an investment decision. However, Terex continues to monitor the sentiment of its investors with respect to such sales, and will take those sentiments into consideration in determining its ongoing business activities.

* * *

Thank you for the opportunity to respond to your comments. If we can be of any further assistance with respect to this matter, please do not hesitate to contact me.

Very truly yours,

/s/ Eric I Cohen

cc:	Ronald M. DeFeo